MAXIM GROUP LLC

300 Park Avenue, 16th Floor
New York, New York 10022

June 15, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549

Re:	Tianci International, Inc. Registration Statement on Form S-1 File No. 333-296417 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the placement agent, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”) to become effective at 5:00 p.m., Eastern Time, on Monday, June 15, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as placement agent, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. If you require any additional information with respect to this letter, please contact M. Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Ritesh Veera
Ritesh Veera
Co-Head of Investment Banking

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP